

Mail Stop 3561

September 23, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Sean Webster
Chief Financial Officer
Baoshinn Corporation
A-B 8/F Hart Avenue
Tsimshatsui, Kowloon, Hong Kong

> **Re:    Baoshinn Corporation**
> **Form 10-K for the Year Ended March 31, 2008**
> **File No. 000-52779**

Dear Mr. Webster:

        We have reviewed your response dated September 16, 2008 and have the following comments.  We think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Form 10-K for the Year Ended March 31, 2008

Note 4 – Summary of Significant Accounting Policies

Revenue Recognition, Page 32
1. We note from your response to our previous comment 4 that you generally recognize revenue when tickets are delivered.  Please note that, as your product is the travel itself and per your response to our previous comment 5 you are liable for the value of such travel, we are not persuaded that revenue from the sale of tickets and vouchers is earned when the tickets are received by the customer.  The measurement date on which such revenue should be recognized appears to be when the actual product, the travel, is delivered.  Please revise your revenue recognition policy as appropriate.  In this regard, we understand you to mean you are the primary obligor and that customers are entitled to refunds from you when suppliers are not able to perform, even in the case of your wholesale transactions.  If our understanding is not correct, please advise.

2. Further, please evaluate the impact such policy change has on your financial statements, and provide us with a summary of your evaluation.  You should consider the requirements of SAB 108 in your evaluation.

3. Refer to our previous comment 5.  It appears you may need to record revenue on a gross basis for some of your products, and a net basis for others.  Specifically, the gross method may be appropriate for products for which you have general inventory risk and credit risk, such as sales of tickets or hotel rooms purchased by you in advance of the customer request, and products where you have wide latitude in pricing.  However, it appears (at a minimum) that your wholesale transactions, that is transactions for which the itinerary and price are generally fixed, should be recorded on a net basis.  Please revise your financial statements to indicate your revenue recognition policy for each type of revenue (wholesale, customer, commission).  Such revision should include a general description of the processes similar to that included in your response, your method of revenue recognition (gross versus net), and your rationale for the chosen method.  Finally, you should revise your income statement to reflect such change.  Please provide us with both a draft of the revised disclosure and a draft of your revised income statement presentation.

Basic and Diluted Earnings Per share, Page 34
4. Please confirm to us and, if true, revise your disclosure to explicitly state that there were no anti-dilutive shares for the fiscal years ended March 31, 2007 and 2006.

Note 5 – Other Income, page 38

5.  Refer to your response to our previous comment 8.  With regard to Commission Income, Refunds Written Back, and Management Service Income, we note you properly identify these items as part of operations and you intend to amend footnote 5 in order to separate income into two categories.  However, the actual geography of such items on your income statement must also be revised.  Specifically, the components of "other operating income" must now be classified above the subtotal "loss from operations."  Please revise your financial statements to include this as part of operating income.

Note 7 – Income Taxes, Page 39

6.  It is unclear how the form of the draft disclosure provided in your response to our previous comment 10 differs significantly from the form of your current disclosure or complies with our request to provide all the disclosures required by paragraphs 43-49 of SFAS 109.  For example, paragraph 48(a) requires disclosure of the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes.  You appear to have loss carryforwards for which these disclosures would be required.  You also appear to have disclosure requirements under paragraph 43.  As such, we reissue our previous comment.  Please completely revise this section to provide the applicable disclosures as requested.  Provide a draft of your intended disclosure with your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Sean Webster
Baoshinn Corporation
September 23, 2008
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3211 with any other questions.

Sincerely,


David R. Humphrey
Branch Chief